Exhibit 99.1

BAYTEX ENERGY CORP. FILES PRELIMINARY BASE SHELF PROSPECTUS
CALGARY, ALBERTA (October 16, 2013) - Baytex Energy Corp. ("Baytex") (TSX, NYSE: BTE) reports that it has filed a Preliminary Short Form Base Shelf Prospectus (the "Prospectus") with the securities regulatory authorities in each of the Provinces of Canada (other than Québec) and a Registration Statement with the United States Securities and Exchange Commission (the "SEC"). The Prospectus will allow Baytex to offer and issue common shares, subscription receipts, warrants, options and debt securities by way of one or more Prospectus Supplements at any time during the 25-month period that the Prospectus remains in place. The securities may be issued from time to time, at the discretion of Baytex, with an aggregate offering amount not to exceed $750 million (Canadian). Unless otherwise specified in a Prospectus Supplement relating to a particular offering of securities, Baytex intends to use the net proceeds from the sale of any of the securities for general corporate purposes, repayment of indebtedness and/or the direct or indirect financing of future growth opportunities, including acquisitions and capital expenditures.
A Registration Statement relating to the common shares, subscription receipts, warrants, options and debt securities has been filed with the SEC but has not yet become effective. The securities may not be sold, nor may offers to buy be accepted, before the Registration Statement becomes effective and the Final Short Form Base Shelf Prospectus is filed. This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
A copy of the Prospectus included in the Registration Statement can be obtained by contacting Investor Relations at 1-800-524-5521 or can be accessed through SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.
Advisory Regarding Forward-Looking Statements
In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). Specifically, this press release contains forward-looking statements relating to the use of the net proceeds received from any sale of securities. The forward-looking statements contained in this press release speak only as of its date and are expressly qualified by this cautionary statement.

These forward-looking statements are based on certain key assumptions regarding, among other things, the receipt of applicable regulatory approvals, the filing of a Final Base Shelf Prospectus in Canada and the Registration Statement becoming effective in the United States. The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors which are discussed in Baytex's Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2012, as filed with Canadian securities regulatory authorities and the SEC. There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Williston Basin in the United States. Approximately 89% of Baytex's production is weighted toward crude oil. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytex.ab.ca, or contact:

Brian Ector, Vice President, Investor Relations

Toll Free Number: 1-800-524-5521
Email: investor@baytex.ab.ca